UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
                 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company
(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,

 Dublin 22, Ireland.

(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

 This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (No. 333−166313) and Form S−8 (Nos. 333−165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

I.          FITCH RATINGS PRESS RELEASE

The following are excerpts from a press release issued by Fitch Ratings on October 5, 2010:
"Fitch Ratings has today downgraded CRH plc's (CRH) Long-term Issuer Default Rating (IDR) and senior unsecured notes to 'BBB' from 'BBB+'. The agency has simultaneously affirmed CRH's Short-term IDR at 'F2'. Fitch has changed the Outlook on the Long-term IDR to Stable from Negative. The ratings continue to reflect CRH's position as a major building materials group, with strong geographic and product diversification.

"The Long-term IDR downgrade to 'BBB' reflects Fitch's expectation that weak trading conditions and lower operating margins may prevent CRH's credit metrics from returning to 'BBB+' levels when the construction cycle begins to improve and where CRH returns to very significant acquisition activity (of up to EUR1.5bn per annum) in the next three to four years" says Jean-Pierre Husband, Director in Fitch's European Corporate Finance Department. "The downgrade should allow CRH additional financial flexibility within this new rating should shareholders want CRH to make significant acquisitions to improve their returns once the construction cycle begins to turn".

In particular CRH may not be able to return to leverage below 2.0x (on adjusted net debt/EBITDAR basis) on a sustained basis, if the group makes material acquisitions in 2011 and beyond. CRH's adjusted net debt/EBITDAR in FY08 and FY09 was 2.8x and 3.0x. Fitch expects that acquisition activity of between EUR1.0bn and EUR1.5bn per annum should keep this leverage ratio within or close to that range for the next three years. Given current market conditions, CRH is today being cautious: in H110, only 13 small bolt-on acquisitions for EUR159m were completed.

CRH's ratings continue to reflect the group's diversification in terms of product, geography and end-markets. CRH also has a good track record in generating cash flow from operations and integrating acquired businesses. Further restructuring measures in 2010 (costing EUR58m to implement) are expected to result in annualised savings of EUR220m and should give the group additional flexibility when demand improves. Demand in the short term, to end-2010, in most mature markets is likely to remain affected by anaemic economic activity and poor end-markets…."

"Fitch views CRH's liquidity position as satisfactory for the rating.…"

II.        MOODY'S PRESS RELEASE

The following is an excerpt from a press release issued by Moody's Investor Service on August 30, 2010:

"Moody's Investors Service has today affirmed the Baa1 ratings of CRH America, CRH Group Funding, CRH Finance (U.K.) and CRH Finance BV and changed the rating outlook to negative from stable.

These ratings are based on the guarantee provided by the parent CRH plc in favour of outstanding debt instruments.

"The change in rating outlook was prompted by Moody's expectation that CRH's full year results will lead to an RCF/net debt ratio that is not commensurate any more with the currently assigned Baa1 rating. The rating affirmation assumes, however, that CRH will be able to recover its capital structure again in the next 12 -- 18 months" says Matthias Hellstern, a Moody's Senior Vice President and lead analyst for CRH.

CRH's weather-impacted results for the first half 2010 were, as indicated in CRH's Interim Management Statement of 7th July, weak, and its major markets -- predominantly in the US, but also some of the mature Western European markets - are expected to remain weak in the near term. In addition to low demand, pricing pressure increased in some markets thereby further pressuring the company's profitability and cash flow generation ability.

CRH's RCF/net debt ratio per last twelve months June 2010 has deteriorated to around 19.7% from 26% per financial year end 2009 -- predominantly driven by a decline in retained cash flows and a strong increase in adjusted net debt (as defined by Moody's) from EUR 5.6 billion per December 2009 to EUR 6.9 billion. Moody's notes that a major part of the increase in net debt was due to movements in the exchange rate between EUR and USD given the relatively high debt amount outstanding in USD (the proportion of net debt in USD is, however, broadly in line with the proportion of EBITDA and thus does not represent a significant foreign exchange risk for credit metrics). This debt increase is expected to be reversed in the second half of 2010 so that year end 2010 debt should be below the level at year end 2009. The decline in FFO was offset to some extent by a relatively high pick up of shares in CRH's scrip dividend, leading to a more moderate decline in RCF. Although the number of shares has been increased in last year's rights issue, CRH did not change its dividend per share. This could have a significant negative effect on the companies' free cash flow generation and leverage ratio, if the pick up in shares for the next dividend payment would be significantly lower than in the first half of 2010.

The rating also incorporates the expectation that CRH will be able to dispose of assets that are earmarked in the current year as non-core and that the proceeds will be applied to reduce debt. In addition Moody's has incorporated the expectation that the seasonal working capital movement in the first half of 2010 (cash outflow of EUR 500 million) can be reversed in the second half of 2010 as has been the case in previous years.
In contrast to the weakened trading, CRH's short-term liquidity profile for the 12 months from July 2010 is good, based primarily on the group's high and stable balances of cash and marketable securities (of EUR 1 billion), as well as expected funds from operations. The major external source of liquidity likely to be available -- e.g. in a stress scenario -- are multi-year credit lines that are currently undrawn, containing to some extent repeating MAC clauses, and financial covenants with sufficient headroom. These cash sources are more than sufficient to cover committed cash outflows, such as capex, working capital changes or dividends.

Given the company's strategy to seek further external growth and its high exposure to the mature construction markets in the US and in Western Europe a rating upgrade currently seems unlikely. It would be considered should CRH be able to achieve an RCF/net debt ratio above the mid thirties.

Negative rating pressure would build if CRH's RCF/net debt ratio sustainably slipped below the mid twenties."

III.       STANDARD & POOR'S RESEARCH UPDATE

The following is an excerpt from the Research Update issued by Standard & Poor's issued on March 11, 2010:

"Rating Action

On March 11, 2010, Standard & Poor's Ratings Services revised its outlook on Irish building materials group CRH PLC to stable from negative. At the same time, the long- and short-term corporate credit ratings on CRH were affirmed at 'BBB+/A-2'.

Rationale

The outlook revision reflects our view of CRH's efforts in reducing reported debt and protecting cash flow generation in 2009, and that the group will maintain credit metrics in line levels commensurate with the 'BBB+' rating.

The ratings on CRH reflect its strong market shares in the building materials industry; highly diversified portfolio across products, regions, and markets; and solid cash flow generation. These business strengths are offset by significant exposure to cyclical new construction; energy- and capital-intensive processes; and meaningful concentration on the U.S. and certain regions in Europe such as Ireland and Benelux, although the group's geographic footprint within the U.S. is extensive. The ratings are primarily constrained by CRH's intermediate financial profile, which reflects ongoing spending on acquisitions.

CRH's 2009 results reflect the sharp contraction that occurred in its end markets during the year and the industry's inherent seasonality, which resulted in limited construction activity in the fourth quarter in many markets. The rate of decline in sales accelerated to about 17% compared with 2008, despite still-robust pricing in most markets. CRH's reported EBITDA margin--which is lower than that of its heavy material peers due to CRH's sizable distribution activity--declined to 10.4% in 2009 from 12.8% in 2008. This is despite CRH's successful net cost savings of €643 million (after restructuring costs) in 2009 as part of the group's €1.65 billion cost efficiency program spanning 2007-2010."

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

CRH public limited company

                                                         (Registrant)

Date   November 30, 2010
                                                                                                                                                                                                                                                     By:
_____________________

M. Carton
                                                        Finance Director